Exhibit 10(cc)

Norfolk Southern Corporation

Executive  Life Insurance Plan

As amended and restated effective November 1, 2009

I  -   Establishment of Plan, Purpose and Effective Date

Establishment of Plan.  Norfolk Southern Corporation ("Corporation") established the Executive Life Insurance Plan ("Plan" or "Program") effective January 1, 1989, for certain of its nonagreement employees and nonagreement employees of certain of the Corporation's subsidiary or affiliated companies becoming eligible for benefits under the Plan after January 1, 1989 and before January 1, 2003.

Purpose.  The purpose of the Plan is to provide certain key employees of the Employer with contributions made on their behalf into a life insurance product which will be owned by the executives.  The executives will apply or have applied for the life insurance, will have full ownership rights to the life insurance contract, and will be able to exercise all ownership rights without involvement by the Employer other than those rights specifically agreed to by the parties as described in this Program.  This Plan is intended to provide benefits equal to those provided under the Norfolk Southern Corporation Executive Life Insurance Plan as in effect immediately prior to January 1, 2009.

Type of Plan.  This Program is intended to provide a welfare benefit through current compensation.  For certain individuals, the Program will provide for compensation to be paid after separation from service.  For those individuals, that portion of the program will constitute a plan of deferred compensation, and to the extent applicable, this Program is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and all applicable guidance.

Effective Date.  This amended and restated Plan shall be effective as of November 1, 2009.

II  -  Definitions

For the purposes of this Plan, the following terms will have the meanings indicated unless the context clearly indicates otherwise:

Administrator.  "Administrator" means the Vice President - Human Resources of the Corporation.

Adverse Benefit Determination.  "Adverse Benefit Determination" means a denial, reduction, or a failure to provide or make payment (in whole or in part) for the benefits provided under the Plan.

Beneficiary(ies).  "Beneficiary" or "Beneficiaries" means the person, persons or entity as designated by the Participant, entitled to receive benefits payable from the Insurance Policy upon the Participant's death.  If the Participant does not designate a Beneficiary prior to the Participant's death, then the Beneficiary or Beneficiaries shall be determined according to terms of the Insurance Policy.

Code.  "Code" means the Internal Revenue Code of 1986, as may be amended from time to time.  Any reference in this Plan to "applicable guidance", "further guidance" or other similar term shall include any proposed, temporary or final regulations, or any other guidance, promulgated by the U.S. Department of Treasury or the Internal Revenue Service.

Compensation.  "Compensation" means the annualized base salary payable by the Employer to the Participant as compensation for services for that calendar year and, for purposes of this Agreement, "Compensation" shall include any amounts deferred by the Participant pursuant to any plan maintained by the Employer pursuant to Sections 401(a) and 401(k) of the Code, or deferred pursuant to any elective non-qualified plan maintained by the Employer.

Disability.  "Disability" means a disability that enables a Participant to be eligible for and receive income replacement benefits for a period of not less than three (3) months under the Long Term Disability Plan of Norfolk Southern Corporation and Participating Subsidiary Companies by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

Employer.  "Employer" means Norfolk Southern Corporation, a Virginia corporation, and its affiliated or subsidiary companies designated by the Administrator, or any successor to the business thereof.

Insurance Carrier.  "Insurance Carrier" means one or more life insurance companies chosen by Employer to provide life insurance coverage through specific life insurance policies.

Life Insurance Product.  "Life Insurance Product" means the life insurance product issued by an Insurance Carrier on the life of a Participant, to which the Employer will make annual premium payments on behalf of the Participant.  The Life Insurance Product will be owned by the Participant and the Employer will have no interest in the Life Insurance Product other than those rights specifically agreed to in the application for such Life Insurance Product.

Participant.  "Participant" means any employee who is eligible, under Section III, below, to participate in this Plan, and who elects to participate by completion of the insurance application as well as any Participation Agreement(s) or required forms necessary to issue or, exchange Life Insurance Products as needed from time to time, and whose insurance application has been accepted by the Insurance Carrier with premium rates acceptable to Employer (at the sole discretion of the Administrator) and whose life insurance coverage from this Program is in force.  Participant may also be referred to as the "Insured" when the context is appropriate.

Participation Agreement.  "Participation Agreement" means the agreement filed by a Participant and approved by the Administrator pursuant to Section III, below.

Retirement.  "Retirement" means the Participant's Separation from Service following the Participant's attainment of age 55 with 10 years of service with the Employer.

Separation from Service.  "Separation from Service",  or any other similar such phrase means a Participant's "separation from service" with the Employer, for any reason, within the meaning of Section 409A of the Code, and Treas. Reg. §1.409A-1(h) and other applicable guidance.

Specified Employee.   "Specified Employee" means an officer of the Employer with annual compensation greater than $130,000 (indexed), a five percent (5%) owner of the Employer, or a one percent (1%) owner of the Employer with annual compensation greater than $150,000 (not indexed), determined in each case in accordance with Code section 409A.  If the Employer has more than 50 officers whose annual compensation exceeds $130,000 (indexed), only the 50 officers with the greatest annual compensation shall be considered "Specified Employees."  If an individual meets the definition of "Specified Employee" on December 31, the individual shall be a "Specified Employee" during the 12-month period commencing on the following April 1.  For purposes of this definition, annual compensation shall be determined on the basis of Internal Revenue Service Form W-2, Wage and Tax Statement, excluding foreign compensation.

Targeted Death Benefit.  "Targeted Death Benefit" is an amount of death benefits to be provided under a Life Insurance Product described in the Participation Agreement, on which Employer Contributions under this Program are to be estimated.  The Participation Agreement may provide for different Targeted Death Benefits prior to and after Retirement.

III -  Participation

Eligibility.  A key employee is eligible to participate in this Plan only if the employee was eligible for benefits under the Plan as in effect prior to January 1, 2009.  No employees became eligible to participate in the Plan after December 31, 2002.

Participation.  An employee's participation in the Plan will be effective when the Life Insurance Product becomes effective and in force.  Subject to the next two paragraphs, participation in the Plan will continue until the earliest of the date that the Participant separates from service with the Employer, until such time as Employer Contributions are no longer provided for by the terms of this Program, or as may otherwise be provided in the Program, including the Participant's Participation Agreement.

Requirement of Cooperation.  As a condition for Participation in this Program, the Participant shall be required to comply with all normal and reasonable requests deemed necessary to apply for and obtain the Life Insurance Product, including but not limited to: providing such information as the Insurance Carrier may require for completion of the insurance application and related forms and documents; taking such physical examinations and supplying medical history as may be requested by the Insurance Carrier; signing the application for the Insurance Policy as the insured; and performing any other act to comply with the underwriting and policy issuance requirements which may reasonably be requested by the Insurance Carrier or the Employer.  If, in the sole determination of the Administrator, the Participant has failed to adequately cooperate in the issuance of the Insurance Product, the Employer's obligations under this Plan shall cease immediately; if the Insurance Carrier is unable to issue a Life Insurance Product in the specified amount at standard rates or at a rate otherwise acceptable to the Employer, the Employer's obligations under this Plan shall cease immediately.

Change in Employment Status.  Unless otherwise determined by the Administrator, in the Administrator's sole discretion, participation herein and eligibility to receive future contributions under this Plan will cease upon the termination of a Participant's eligibility to participate in the Corporation's Management Incentive Plan, the Executive Management Incentive Plan, or any successor plans thereto (other than by reason of death, Disability or Retirement).

IV -  Targeted Death Benefit

Basic Formula.  The contribution, as set forth in Section V, below, will be based on the Targeted Death Benefit.  The Targeted Death Benefit will be as follows:

-      During Employment - an amount equal to three (3) times Compensation reduced by $50,000 plus the amounts set forth in the Participation Agreement.

-      After Retirement -  the amount set forth in a Participant's Participation Agreement as the post-retirement benefit amount.

-      During a period of Disability - an amount equal to three (3) times Compensation reduced by $50,000 plus the amounts set forth in the Participation Agreement, all as determined as of the date of Disability.

Limitations.  The Targeted Death Benefit may be limited by factors other than those provided in the formula above and in such events shall be reduced as provided below:

-      Maximum Face Amount - The Targeted Death Benefit may be limited by the maximum face amount permitted by the Insurance Carrier without underwriting, as may be agreed upon by the Employer and the Insurance Carrier from time to time.

-      Underwriting Criteria - The Targeted Death Benefit may be reduced by the results of medical or other underwriting imposed by the Insurance Carrier and is limited to the amount of death benefit which can be provided by the Life Insurance Product, assuming preferred or standard rates.

V  - Contributions

Employer Contributions.  Employer will make contribution(s) to the Life Insurance Product on behalf of the Participant; the amount of such contribution(s) will be as follows:

-      During Employment and Disability -  an amount deemed necessary by the Employer, to provide the Targeted Death Benefit assuming level premium payments are made through age 64 (but no less than 10 years), and based on the reasonable financial assumptions determined as of the time of the Employer Contribution set forth in the attached Exhibit A.  To the extent the Targeted Death Benefit is a function of Compensation, the Employer Contribution will be recalculated each year as of December 1, and based on the annualized Compensation as of December 1.

-      After Retirement - Upon Retirement, the Employer shall continue to make Employer Contributions in an amount deemed necessary by the Employer to provide the Targeted Death Benefit in the minimum number of level annual premiums allowable without causing the Life Insurance Product to violate IRC section 7702, the definition of life insurance, and based on the other reasonable financial assumptions set forth in the attached Exhibit A.   Any Employer Contributions to be made after Separation from Service shall be fixed as of the date of separation.  To the extent that the amounts so determined would exceed the maximum permissible premium and cause the Policy to violate IRC section 7702, the definition of life insurance, in any subsequent year, such excess amounts will be paid in cash to the Participant at the time of separation.

Additional Employer Contributions.  Employer will make an additional annual payment to Participants in an amount equal to the tax due on: (i) the amount of the Employer Contribution provided in the first paragraph of this Article which is in excess of the value of the coverage provided as measured using the Insurance Carrier's alternative term rates in effect as of January 1, 2009; and (ii) the amount of the Additional Employer Contributions under this paragraph.  In calculating the portion of such additional payments each year attributable to the taxes due, it shall be assumed that the Participant is subject to a combined marginal tax rate of 32.2%.  Anything to the contrary notwithstanding, a Participant who holds a position at the level of Executive Vice President (or any successor position) or above at the time an Employer Contribution is made shall not be entitled to the Additional Employer Contributions described in this paragraph.  The Administrator specifically reserves the right to alter or change the manner in which this additional bonus is to be calculated or paid, including but not limited to altering the applicable tax rate to be assumed under this paragraph.

Cessation of Employer Contributionsns.  Employer Contributions will cease upon the earliest of the following events:

-      Death

-      Participant's separation from service with the Employer prior to Retirement;

-     Participant partially or completely surrenders, attempts to take a loan from, or withdraws cash value from the Life Insurance Policy, or adjusts the face amount of the Life Insurance Policy other than as provided under the Target Death Benefit prior to Retirement;

-      Participant makes a contribution to the Life Insurance Product prior to Retirement, except as may be permitted herein; and

-      Participant has a Change in Employment Status as described above.

Nothing contained herein shall limit the Employer's ability to terminate Employer Contributions for any Participant prior to Retirement or Disability, or for all Participants upon the termination or amendment of this Plan in the sole discretion of the Employer.

Timing of Employer Contributions.  Except as provided in Withholding; Payroll Taxes below, Employer Contributions to the Life Insurance Product will be made on an annual basis on January 15 of each year.  A contribution is treated as being made on the date when it is due under the Plan if the payment is made on the due date specified by the Plan, or on a later date that is in the same calendar year.  A payment also is treated as being made on the date when it is due under the Plan if the payment is made not more than 30 days before the due date specified by the Plan.

Delay in Payment for Specified Employees.   Notwithstanding anything else to the contrary, contributions to be made by the Employer following a Separation from Service (other than by reason of death or Disability) of a Participant who is determined to meet the definition of Specified Employee at the time of Separation from Service shall be payable as otherwise provided, except that the initial payment shall be made no earlier than six (6) months following the date of the Separation from Service.

Participant Contributions.  A Participant may not make additional contributions directly into the Life Insurance Product prior to Retirement.  Employer will not have the responsibility to monitor or report such contributions.

Withholding; Payroll Taxes.  The amount of the Employer Contributions and Additional Employer Contributions, if any, will be treated as current compensation, and as such, Employer shall withhold any taxes required to be withheld with respect to such amounts under local, state or federal law.  Such withholding will be made to the greatest extent possible from other Compensation paid to the Participant, and to the extent other Compensation is insufficient to cover the required withholding, the Participant shall reimburse the Employer the amount necessary to meet its withholding obligation.  If the Participant does not reimburse the Employer the amount necessary to meet its withholding obligation, then the Employer shall provide the Employer Contribution over the minimum period sufficient to permit the Employer to recover its withholding obligation from other compensation paid to the Participant, but in no event will the Employer Contribution be made later than two and one-half months after the close of the then current calendar year.

VI -  Benefits

Employer Contributions.  The sole benefit to be provided by the Employer under this Program is the annual Employer Contributions described in Section V above, as determined by the Administrator based on the Targeted Death Benefit.

Ownership Of Life Insurance Product.  Each Participant shall be named as the owner of the Life Insurance Product, and shall have all rights, privileges and duties of an owner as set forth in the Life Insurance Product.  Such rights may include, without limitation, the right to name a Beneficiary to receive any death benefits due under the terms of the Life Insurance Policy, the right to request and make withdrawals from the product, including a complete surrender of the Life Insurance Product.  All rights as owner of the Life Insurance Product will be exercisable without the consent or involvement of the Employer, except as may be limited in this Plan Document.  Notwithstanding the foregoing, the Participant's exercise of the foregoing rights prior to Retirement may result in a termination of Employer Contributions as specified in Section V, above.

Death Benefits.  This Program does not promise any particular level of death benefit, but only an annual contribution, as described herein, which may be based on the costs of providing certain levels of death benefit under a particular Life Insurance Product.  The Employer does not guarantee any level of death benefits or that payment will be made by the Insurance Carrier.  The Participant's rights to death benefits, if any, shall solely be as the owner of the Life Insurance Product described herein.

VII - Administration

Administrator; Duties.  The primary duty of the Employer with respect to this Plan will be to calculate and make Employer Contributions into the Life Insurance Product on behalf of the Participants.  The Administrator will also coordinate with Insurance carrier(s) to effect changes in the death benefit needed to maintain targeted benefit levels subject to the acceptance of the additional risk by the insurance carrier(s).  The Administrator will have the authority to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan and decide or resolve any and all questions, including interpretations of the Plan, as may arise in such administration.  The Employer will not have any responsibility regarding the operation of the Life Insurance Product or the exercise of any ownership rights of the Life Insurance Product, which are exercisable solely by the Participant without any involvement from the Employer, except as may be specifically agreed upon.

Binding Effect of Decisions.  The decision or action of the Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan will be final, conclusive and binding upon all persons having any interest in the Plan.

VIII- Termination, Suspension or Amendment

Termination, Suspension or Amendment of Plan.  The Corporation expressly reserves the right, in its sole discretion, to cease or suspend Employer Contributions under the Plan at any time, in whole or in part. The Corporation expressly reserves the right, in its sole discretion, to amend or terminate the Plan at any time by an appropriate written instrument executed by its Vice President - Human Resources.  Any amendment may provide different amounts of Employer Contributions from those herein set forth.  However, no such termination, suspension or amendment will adversely affect either the amount of Employer Contributions which have been made on behalf of the Participant prior to the date of such amendment or termination of this Plan or Employer Contributions scheduled to be paid on behalf of any Participant whose Retirement or Disability occurred before the date of such amendment or termination of this Plan.

IX - Claims Procedure

Claim.  Any person or entity claiming the benefit of annual Employer Contributions described in Section V above, requesting an interpretation or ruling under the Plan, or requesting information under the Plan (hereinafter referred to as "Claimant") shall present the request in writing to the Administrator.  Benefit claim determinations will be made in accordance with the terms of the Plan and will be applied consistently with respect to similarly situated claimants.

Denial of Claim.  The Administrator shall provide a written explanation of any Adverse Benefit Determination within 90 days, unless special circumstances require an extension of time for processing the claim, in which case the Administrator will provide the Participant recipient with written notice of the extension before expiration of the 90-day period.  The notice of the extension will indicate the special circumstances requiring an extension of time and the date by which the Administrator expects to render a decision.  The extension will not exceed 90 days from the end of the initial period.

If the Administrator issues an Adverse Benefit Determination, claim or request is denied, the written notice shall state:

a)    The reason for the Adverse Benefit Determination, with specific reference to the Plan provisions on which the determination is based;

b)    A description of any additional material or information required and an explanation of why it is necessary; and

c)    An explanation of the Plan's claims review procedure and the applicable time limits, including a statement of the right to bring a civil action following an Adverse Benefit Determination on review.

Review of Claim.  Any Claimant who receives an Adverse Benefit Determination or who has not received a response within sixty (60) days may request a review by notice given in writing to the Administrator.  Such request must be made within sixty (60) days after receipt by the Claimant of the written notice of Adverse Benefit Determination, or in the event Claimant has not received a response sixty (60) days after receipt by the Administrator of Claimant's claim or request.  The claim or request shall be reviewed by the Administrator which may, but shall not be required to, grant the Claimant a hearing.  On review, the Claimant may have representation, examine pertinent documents, and submit issues and comments in writing relating to the claim for benefits.

Final Decision.  The Administrator's review will take into account all comments, documents, records, and other information submitted, without regard to whether such information was submitted or considered in the initial benefit determination.  The Administrator will render a decision within 60 days after receipt of written request for review, unless the Administrator determines that special circumstances require an extension of time for processing the claim, in which case the Administrator will provide the Participant with written notice of the extension before the expiration of the initial 60-day period.  The notice will indicate the special circumstances requiring an extension of time and the date by which the Administrator expects to render a decision.  The extension will not exceed 120 days from receipt of a request for review by the Administrator.

The Administrator will notify the Participant of its benefit determination on review.  In the case of an Adverse Benefit Determination, the notice will include the specific reason or reasons for the Adverse Benefit Determination, reference to the specific Plan provisions on which the determination is based, and a statement that the Participant or alternate recipient is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relevant to the claim.  The notice will also include a statement that the Plan does not have any additional mandatory appeal procedures and that the Participant has the right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act (ERISA).  All decisions on review shall be final and bind all parties concerned.

X - Miscellaneous

Code Section 409A.  To the extent applicable, the Plan is intended, and shall be construed, to comply with the requirements of Section 409A of the Code.  The Corporation does not warrant that the Plan will comply with Section 409A of the Code with respect to any Participant or with respect to any payment, however.  In no event shall the Corporation, its officers, directors, employees, parents, subsidiaries (including any Employer), or affiliates be liable for any additional tax, interest, or penalty incurred by a Participant or Beneficiary as a result of the Plan's failure to satisfy the requirements of Section 409A of the Code, or as a result of the Plan's failure to satisfy any other applicable requirements for the deferral of tax.

Not a Contract of Employment.  This Plan will not constitute a contract of employment between Employer and the Participant.  Nothing in this Plan will give a Participant the right to be retained in the service of Employer or to interfere with the right of Employer to discipline or discharge a Participant at any time.

Protective Provisions.  A Participant will cooperate with Employer by furnishing any and all information requested by Employer in order to facilitate the Employer Contributions as provided for in this Plan, and by taking such physical examinations as Employer may deem necessary and by taking such other action as may be requested by Employer.

Governing Law.  The provisions of this Plan shall be construed and interpreted according to federal law and, to the extent not preempted by federal law, according to the laws of the Commonwealth of Virginia.

Validity.  If any provision of this Plan will be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal and invalid provision had never been inserted herein.

Notice.  Any notice or filing required or permitted under the Plan will be sufficient if in writing and hand delivered or sent by registered or certified mail.  Such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.  Mailed notice to the Administrator will be directed to the Employer's address.  Mailed notice to a Participant will be directed to the individual's last known address in Employer's records.

Successors.  The provisions of this Plan shall bind and inure to the benefit of Employer and its successors and assigns.  The term successors as used herein includes any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise acquire all or substantially all of the business and assets of Employer, and successors of any such corporation or other business entity.

Exhibit A

Norfolk Southern Corporation

Cash Value Target

Level Premiums solved to provide enough cash value immediately after assumed termination of employment at age 65 to continue the Targeted Death Benefit and endow at age 95.  If employment extends past age 65, termination is assumed to occur the following year.

Death Benefit:	Targeted Death Benefit as provided by the Program.
Salary Scaleale	5% during employment to age 65
Premiums

During employment, payable annually through age 64 but no less than 10 years of premium payments; upon Retirement, payable for the minimum number of years permitted without violation of §7702 of the Code.

Cost of Insurance Charges	Actual COI charges up to date of resolve; thereafter, insurance carrier's current COI rates for the product as of the date of resolve.
Interest Crediting Rate:	Actual policy crediting rates up to date of resolve; thereafter, insurance carrier's current general account crediting rate for the product as of the date of resolve.
Premium Duration:	As provided by the Program